Exhibit 99.7

YANDEX N.V.

Corporate Governance Guidelines

(as amended as of [•], 2019)

The Board of Directors (the “Board”) of Yandex N.V. together with its subsidiaries (the “Company”) has adopted the following Corporate Governance Guidelines (the “Guidelines”) to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of the Company and its shareholders and other stakeholders. The Guidelines should be applied in a manner consistent with all applicable laws and stock market rules and the Company’s articles of association, each as amended and in effect from time to time. The Guidelines are intended to serve as a flexible framework for the conduct of the Board’s business and not as a set of legally binding obligations. The Board may modify or make exceptions to the Guidelines from time to time in its discretion and consistent with its duties and responsibilities to the Company and its shareholders.

A.            Director Responsibilities

1.             Oversee Management of the Company. The Board is in charge of the management of the Company. The duties, powers and authorities of the Board are divided between the executive Board member(s) and the non-executive Board members. The executive Board member(s) will be responsible for the management of the day to day affairs of the Company and the non-executive Board members will be responsible for the supervision of the execution of the duties and responsibilities of the members of the Board and of the general course of affairs of the Company and its business. Subject to the division of duties, powers and authorities set out in the previous sentence, the Board may attribute additional duties, powers and authorities to non-executive Board members. The responsibilities of the Board member(s) include:

•      Reviewing and approving fundamental operating, financial and other corporate plans, strategies and objectives.

•      Evaluating the performance of the Company and its senior management and taking appropriate action.

•      Subject to the remuneration policy adopted by the meeting of shareholders, evaluating the Company’s compensation programs on a regular basis and determining the compensation of its senior management.

•      Reviewing and approving senior executive succession plans.

•      Evaluating whether corporate resources are used only for appropriate business purposes.

•      Establishing a corporate environment that promotes timely and effective disclosure (including robust and appropriate controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with all applicable laws and regulations.

•      Reviewing the Company’s policies and practices with respect to risk assessment and risk management.

•      Reviewing and approving material transactions and commitments not entered into in the ordinary course of business.

•      Developing a corporate governance structure that allows and encourages the Board to fulfill its responsibilities.

•      Providing advice and assistance to the Company’s senior management.

•      Evaluating the overall effectiveness of the Board and its committees.

2.             Exercise Business Judgment. In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in the best interests of the Company and its shareholders and other stakeholders by promoting the lasting success of the Company and its business.

3.             Understand the Company and its Business. Directors have an obligation to become and remain informed about the Company and its business, including the following:

•      The principal operational and financial objectives, strategies and plans of the Company.

•      The results of operations and financial condition of the Company and of significant subsidiaries and business segments.

•      The relative standing of the business segments within the Company and vis-à-vis competitors.

•      The factors that determine the Company’s success.

•      The risks and problems that affect the Company’s business and prospects.

4.             Establish Effective Systems. Executive board members are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company, and non-executive Board members are responsible for supervising such systems, including the following:

•      Current business and financial performance, the degree of achievement of approved objectives and the need to address forward-planning issues.

•      Future business prospects and forecasts, including actions, facilities, personnel and financial resources required to achieve forecasted results.

•      Financial statements, with appropriate segment or divisional breakdowns.

•      Compliance programs to assure the Company’s compliance with law and corporate policies.

•      Material litigation and governmental and regulatory matters.

•      Monitoring and, where appropriate, responding to communications from shareholders.

Directors should also periodically review the integrity of the Company’s internal control and management information systems.

5.             Board, Shareholder and Committee Meetings. Directors are responsible for attending Board meetings, meetings of committees on which they serve and the annual meeting of shareholders, and devoting the time needed, and meeting as frequently as necessary, to discharge their responsibilities properly.

6.             Reliance on Management and Advisors; Indemnification. The directors are entitled to rely on the Company’s senior management and its outside advisors, auditors and legal counsel, except to the extent that any such person’s integrity, honesty or competence is in doubt. The directors are also entitled to Company-provided indemnification, statutory exculpation and directors’ and officers’ liability insurance.

B.            Director Qualification Standards

1.             Independence. Except as may otherwise be permitted by NASDAQ rules or the Dutch Corporate Governance Code, a majority of the members of the Board shall be independent directors. To be considered independent: (1) a director must be independent as determined under Rule 5605(a)(2) of the rules of the NASDAQ Stock Market and (2) in the Board’s judgment, the director must not have a relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

2.             Size of the Board. The number of directors shall be determined by the Board, in accordance with the provisions of the articles of association of the Company, as amended and in effect from time to time.

3.             Other Directorships. The Board does not believe that its members should be prohibited from serving on boards of other organizations, and the Board has not adopted any guidelines limiting such activities. However, the Nominating Committee shall take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors and making its recommendations to the Board. Service on boards and/or committees of other organizations shall comply with the Company’s conflict of interest policies.

4.             Tenure. The Board notes that strict observance of term limits could result in the loss of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and an institutional memory that benefit the entire membership of the Board as well as management. Accordingly, the

Nominating Committee shall review each director’s continuation on the Board at least once every four years. This will allow the Company to proceed to any renomination and reappointment as may be appropriate, while taking into account the personal considerations of a member of the Board to continue office.

5.             Selection of New Director Candidates. The Nominating Committee shall be responsible for selecting the persons to be nominated for election as directors at any meeting of shareholders, in accordance with the terms of its charter.

6.             Extending the Invitation to a New Director Candidate to Join the Board. The invitation to join the Board should be extended by the Chairman of the Board, on behalf of the Board, and the Chairman of the Nominating Committee, on behalf of such Committee. Unauthorized approaches to prospective directors can be premature, embarrassing and harmful.

C.            Board Meetings

1.             Selection of Agenda Items. Each Board member is free to suggest the inclusion of agenda items and is free to raise at any Board meeting subjects that are not on the agenda for that meeting.

2.             Frequency and Length of Meetings. The Chairman of the Board, in consultation with the members of the Board, shall determine the frequency and length of the Board meetings. Special meetings may be called from time to time as determined by the needs of the business.

3.             Advance Distribution of Materials. Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting, and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of an extremely confidential or time-sensitive nature and that the distribution of materials on these matters prior to meetings may not be appropriate or practicable. Presentations made at Board meetings should do more than summarize previously distributed Board meeting materials.

4.             Executive Sessions. The independent directors as per clause B.1 shall meet in executive session at least twice a year to discuss, among other matters, the performance of the Chief Executive Officer. The independent directors will meet in executive session at other times at the request of any independent director. Absent unusual circumstances, these sessions shall be held in conjunction with regular Board meetings. The Chairman shall preside at these meetings.

5.             Attendance of Non-Directors at Board Meetings. The Board encourages the senior management of the Company to, from time to time, bring Company personnel into Board meetings who (i) can provide additional insight into the items being discussed because of personal involvement in these areas or (ii) appear to be persons with future potential who should be given exposure to the Board.

D.            Board Committees

1.             Key Committees. The Board shall have at all times an Audit Committee, a Compensation Committee, a Corporate Governance Committee, a Nominating Committee and a Public Interest Committee. Each such committee shall have a charter that has been approved by the Board. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2.             Assignment and Rotation of Committee Members. The Nominating Committee shall be responsible for recommending to the Board the directors to be appointed to each committee of the Board, subject to the requirements set out in the charter of each such committee, if any. Except as otherwise permitted by the applicable SEC and NASDAQ rules and the Dutch Corporate Governance Code, each member of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee shall be an “independent director” as defined by such rules.

3.             Committee Charters. In accordance with the NASDAQ rules, as applicable, the charters of the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee and the Public Interest Committee shall set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The Board shall, from time to time as it deems appropriate, review and reassess the adequacy of each charter and make appropriate changes, in accordance with the provisions of each such charter.

4.             Selection of Agenda Items. The chairman of each committee, in consultation with the committee members, shall develop the committee’s agenda. At the beginning of the year each committee shall establish a schedule of subjects to be discussed during the year (to the extent practicable). The schedule for each committee meeting shall be furnished to all directors.

5.             Frequency and Length of Committee Meetings. The chairman of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. Special meetings may be called from time to time by the chairman of such committee, as determined by the needs of the business and the responsibilities of the committees.

E.            Director Access to Management and Independent Advisors

1.             Access to Officers and Employees. Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the Chief Executive Officer or the Chief Financial Officer or directly by the director. The directors shall use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and shall, to the extent appropriate, copy the Chief Executive Officer on any written communications between a director and an officer or employee of the Company.

2.             Access to Independent Advisors. The Board and each committee have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance. Such independent advisors may be the regular advisors to the Company. The Board or any such committee is empowered, without further action by the Company, to cause the Company to pay the compensation of such advisors as established by the Board or any such committee.

F.            Director Compensation

1.             Role of Board and Compensation Committee. The form and amount of director compensation shall be determined by the Board in accordance with the policies and principles set forth below and the remuneration policy adopted by the meeting of shareholders. The Compensation Committee shall conduct an annual review of the compensation of the Company’s directors. The Compensation Committee shall consider that questions as to directors’ independence may be raised if director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a director is affiliated or if the Company enters into consulting contracts or business arrangements with (or provides other indirect forms of compensation to) a director or an organization with which the director is affiliated.

2.             Form of Compensation. The Board believes that directors should be incentivized to focus on long term shareholder value.

3.             Amount of Compensation. The Company seeks to attract exceptional talent to its Board. Therefore, the Company’s policy is to compensate directors at least competitively relative to comparable companies. The Company may, from time to time, commission the preparation of a comparison report to the Board, comparing the Company’s director compensation with that of comparable companies.

G.            Management Evaluation and Succession

1.             Selection of Chief Executive Officer. The Board selects and appoints from its executive members the Company’s Chief Executive Officer.

2.             Evaluation of Senior Management. The Compensation Committee shall be responsible for overseeing the evaluation of the Company’s senior management. In conjunction with the Audit Committee, in the case of the evaluation of the senior financial executives, the Compensation Committee shall determine the nature and frequency of the evaluation and the persons subject to the evaluation, supervise the conduct of the evaluation and prepare assessments of the performance of the Company’s senior management, to be discussed with the Board periodically. The Board shall review the assessments to ensure that the senior management are providing the best leadership for the Company over both the long- and short-term.

3.             Succession of Senior Management. The Nominating Committee shall be responsible for overseeing an annual evaluation of succession planning.

H.            Annual Performance Evaluation of the Board

The Corporate Governance Committee shall oversee an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Corporate Governance Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance, to be discussed with the Board. The purpose of this process is to improve the effectiveness of the Board and its committees and not to target individual Board members.

I.             Board Interaction with Shareholders, Institutional Investors, the Press, Advertisers, Etc.

The Board believes that the Chief Executive Officer and his or her designees speak for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Board.

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate at the sole discretion of the Board. Absent unusual circumstances or as contemplated by the committee charters, the Chairman of the Board or the Chairman of the Corporate Governance Committee shall, subject to advice and assistance from the Company’s in-house counsel and/or outside legal advisors, (1) be primarily responsible for monitoring communications from shareholders and other interested parties, and (2) provide copies or summaries of such communications to the other directors as he or she considers appropriate.

J.             Company Secretary

The Board will be supported by a company secretary who will appointed and dismissed by the Board (the “Company Secretary”). The responsibilities of the Company Secretary include:

•      To help to ensure that proper procedures are followed and that the statutory obligations and obligations under the Company’s articles of association are complied with by the Company.

•      To facilitate the provision of information by and to the Board and by and to the Board Committees.

•      To support the Chairman of the Board and the Chairmen of the Board Committees in the organization of the affairs of the Board and the Board Committees, including the provision of information, meeting agendas, evaluations and training programmes.

K.            Periodic Review of the Corporate Governance Guidelines

The Corporate Governance Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of these Guidelines and recommend any proposed changes to the Board for approval.